08030544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 2 1 2008

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNTHILL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52nd STREET, 26th FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN R. McDONALD, JR. (212) 805-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16th FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN R. McDONALD, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNTHILL CAPITAL, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

Notary Public

Signature

MANAGING MEMBER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTHILL CAPITAL, LLC
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2007

HUNTHILL CAPITAL, LLC
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

CONTENTS

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Hunthill Capital, LLC

We have audited the accompanying statement of financial condition of Hunthill Capital, LLC. (the "Company") (a wholly-owned subsidiary of LCM Capital Holdings, LLC) as of December 31, 2007, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunthill Capital, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
March 19, 2008

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman

www.mkllp.com

HUNTHILL CAPITAL, LLC
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	185,045		
Management and incentive fee receivable		522,244		
Prepaid expenses		11,113		
Property and equipment, net		2,278		
TOTAL ASSETS			$	720,680

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES				
Accounts payable	$	11,752		
Commissions payable		172,006		
Accrued expenses		9,000		
Deferred tax liability due to Parent		13,600		
Income taxes payable to Parent		2,700		
TOTAL LIABILITIES			$	209,058
MEMBER'S EQUITY				511,622
TOTAL LIABILITIES AND MEMBER'S EQUITY			$	720,680

The accompanying notes are an integral part of these financial statements.

HUNTHILL CAPITAL, LLC
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

STATEMENT OF INCOME

For the Year Ended December 31, 2007

REVENUES		
Management fees	$ 771,218	
Incentive fees	657,708	
Advisory fees	241,000	
Miscellaneous	46,750	
TOTAL REVENUES		$ 1,716,676
EXPENSES		
Employee compensation and benefits	$ 554,265	
Travel and entertainment	152,834	
Consulting	130,218	
Professional fees	128,617	
Occupancy	100,098	
Office	86,597	
Insurance	66,408	
Communications	37,827	
Computer	31,730	
Regulatory fees	11,300	
Depreciation	569	
Miscellaneous	32,500	
TOTAL EXPENSES		1,332,963
INCOME BEFORE PROVISION FOR INCOME TAXES		383,713
PROVISION FOR INCOME TAXES		16,300
NET INCOME		$ 367,413

The accompanying notes are an integral part of these financial statements.

HUNTHILL CAPITAL, LLC
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2007

BEGINNING BALANCE - January 1, 2007	$	107,688
Contributions from member		146,000
Distributions to member		(109,479)
Net income		367,413
ENDING BALANCE - December 31, 2007	$	511,622

The accompanying notes are an integral part of these financial statements.

HUNTHILL CAPITAL, LLC
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 367,413
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes		13,600
Depreciation		569
Changes in operating assets and liabilities:		
Accounts receivable	$ (522,244)	
Due from member	13,088	
Prepaid expenses	(5,710)	
Accounts payable	(8,554)	
Commissions payable	172,006	
Accrued expenses	(13,514)	
Income taxes payable to Parent	(1,900)	
TOTAL ADJUSTMENTS		(366,828)
NET CASH PROVIDED BY OPERATING ACTIVITIES		14,754
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of property and equipment		(2,847)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member	146,000	
Distributions to member	(109,479)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		36,521
NET INCREASE IN CASH		48,428
CASH - January 1, 2007		136,617
CASH - December 31, 2007		$ 185,045

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business and Change of Ownership

Hunthill Capital, LLC (the "Company"), a Delaware Limited Liability Company ("LLC"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and was a member of the National Association of Securities Dealers, Inc. (the "NASD") which merged with NYSE in July 2007 to form Financial Industry Regulatory Authority ("FINRA"). The Company was formed in November 2003 and obtained NASD membership in July 2004.

The Company was a single member LLC owned by an individual through August 31, 2007. On September 1, 2007, the sole member of the Company contributed 100% of his interest (the "Contribution) in the Company to LCM Capital Holdings, LLC, (the "Parent") a newly formed Delaware limited liability company in exchange for membership interests in LCM Capital Holdings, LLC. Following the Contribution, LCM Capital Holdings LLC is:

(i) owned by the former sole member of the Company, LyonRoss Holdings, LLC ("LyonRoss") and senior management of LyonRoss; and
(ii) the sole member of each of the Company and LyonRoss, an unregistered investment advisor. As such, LyonRoss is an affiliate of the Company.

A Rule 1017 change in ownership form was filed by the Company on July 30, 2007 with the NASD. Final approval for the change in ownership was received from FINRA on January 28, 2008.

The Company earns management, incentive and advisory fee revenue for acting as a marketing and sales representative with respect to solicitations of prospective investors on behalf of its clients.

Income Taxes

The Company is a Delaware LLC and files consolidated federal, state and local tax returns with the Parent on a cash basis. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The tax provision within these statements represents the Company's share of the consolidated group's New York City Unincorporated Business Tax ("NYCUBT").

The Company recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

NOTE 1 - Summary of Significant Accounting Policies, continued

Property and Equipment
Property and equipment are stated at cost and depreciation is being provided using the straight-line method over their estimated useful lives, generally five to seven years. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation of these assets are removed from the accounts and the resulting gains or losses are reflected in the results of operations. Expenditures for maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized.

Use of Estimates in the Financial Statements
The preparation of the financial statements in conformity with accounting principles generally in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Unearned Revenue
The Company recognizes management and incentive fee revenue on a monthly basis in accordance with terms stipulated in the contract. The fees are earned based upon a percentage of assets under management.

Advisory fees are on a contractual basis with the fee stipulated in the contract. Advisory fees are earned ratably over the contract period. Amounts received from clients in advance of when earned are recorded as unearned revenue.

Concentration of Credit Risk and Major Clients
Cash: The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. As of December 31, 2007 and at times during the year, such amounts exceeded the FDIC limits.

Management and incentive fee receivable: The Company does not generally require collateral or other security to support management, incentive or advisory fee receivables, although the Company does require retainers and up-front deposits for advisory fee receivables. At December 31, 2007, the Company determined that no reserve against management and incentive fee receivable was required. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

NOTE 1 - Summary of Significant Accounting Policies, continued

Concentration of Credit Risk and Major Clients, continued
During 2007, the Company earned 83% of its revenues from one client and 96% of management and incentive fee receivable were due from this client at December 31, 2007.

Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, the FASB deferred the effective date of FIN 48 for nonpublic entities that have not yet issued to third parties a full set of annual financial statements that incorporate the recognition, measurement, and disclosure requirements of FIN 48. The Company is now required to adopt FIN 48 as of January 1, 2008, but is not required to reflect that adoption in its financial statements until the issuance of its financial statements for the year ending December 31, 2008. The Company is currently evaluating the impact of the application of this Interpretation.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the application of this statement.

NOTE 2 - Property and Equipment

At December 31, 2007, property and equipment consisted of the following:

Office equipment	$2,847
Less: Accumulated depreciation	569
Property and equipment, net	$2,278

Depreciation expense amounted to $569 for the year ended December 31, 2007.

NOTE 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's net capital amounted to $161,593 which was $148,562 in excess of its required net capital of $13,031. The Company's net capital ratio was 1.21 to 1.

NOTE 4 - Related Party Transactions

Expense Sharing Agreement - LyonRoss

On September 1, 2007, the Company entered into an expense sharing agreement with LyonRoss. The agreement provides that LyonRoss provides support, staffing, management services and office facilities. LyonRoss charged expenses of $85,674 to the Company for the year ended December 31, 2007 in accordance with the agreement. At December 31, 2007, all amounts were paid and there was no amount due to LyonRoss relating to this agreement.

NOTE 5 - Income Taxes

The provision for income taxes for the year ended December 31, 2007 consists of NYCUBT of $16,300 as follows:

Current	$ 2,700
Deferred	13,600
Total	$16,300

The deferred tax liability due to the Parent of $13,600 at December 31, 2007 relates primarily to the following:

Management and incentive fee receivable	$21,310
Accounts payable and accrued expenses	(7,710)
Deferred tax liability, net	$13,600

HUNTHILL CAPITAL, LLC
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2007
NET CAPITAL		
Total member's equity		$ 511,622
Deferred tax liability due to Parent		13,600
		525,222
DEDUCTIONS AND CHARGES		
Non-allowable assets:		
Management and incentive fee receivable (net of commissions payable of $172,006)	$ 350,238	
Prepaid expenses	11,113	
Property and equipment, net	2,278	
TOTAL DEDUCTIONS AND CHARGES		363,629
NET CAPITAL		$ 161,593
AGGREGATE INDEBTEDNESS (A.I.)		
Accounts payable	11,752	
Commissions payable	172,006	
Accrued expenses	9,000	
Income taxes payable to Parent	2,700	
TOTAL A.I.		$ 195,458
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 13,031
(b) Minimum net capital required of broker/dealer		$ 5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 13,031
EXCESS NET CAPITAL		$ 148,562
RATIO OF A.I. TO NET CAPITAL		1.21 to 1

See independent auditors' report.

HUNTHILL CAPITAL, LLC
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2007)

NET CAPITAL - As reported in the Company's Part II of the FOCUS Report (unaudited)			$	155,193
AUDIT ADJUSTMENTS RELATING TO:				
Accrued expenses	$	(9,000)		
Income taxes payable		15,500		
Miscellaneous		(100)		
				6,400
NET CAPITAL - Per this report			$	161,593

See independent auditors' report.

HUNTHILL CAPITAL, LLC
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

HUNTHILL CAPITAL, LLC
(A Wholly-Owned Subsidiary of LCM Capital Holdings, LLC)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Hunthill Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Hunthill Capital, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman

www.mkllp.com

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchanges Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member and management of the Company, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
March 19, 2008

END